NEWS RELEASE

OUTCROP GOLD PROVIDES UPDATE ON ORIBELLA GOLD-COPPER PROJECT

December 5, 2019 – Vancouver, BC – Outcrop Gold Corp. (TSXV: OCG) (“Outcrop” or the “Company”) is pleased to provide an update of exploration work conducted on its Oribella Project in the Middle Cauca Mineral Belt.

Oribella is surrounded by several notable discoveries and provides gold and copper anomalies of similar scale and magnitude as the pre-discovery geochemical footprints of those discoveries. Oribella is in the center of a 100km segment of the Middle Cauca Belt- clearly in elephant country. Oribella gold and copper in soils anomalies and trenches are drill ready, and present very attractive targets.

Buritica
Continental Gold
LYRA
San Ramon
Red Eagle
Nuevo Guintar
AGA
ANTARES
Anzá
Orosur Mining
MEDELLIN
ORIBELLA
BETULIA
Titiribi
GoldMining
CONCORDIA
El Roble
Atico
KUNTUR
Nuevo Chaquiro
AGA-B2
SONSÓN
N
380000
400000
420000
440000
460000
620000
640000
660000
680000
700000
720000
740000
760000
0
25
50
Kilómetros

Coordinate System: WGS 1984 UTM Zone 18N

The Company believes that Oribella consists of replacement epithermal mineralization superposed on gold-copper porphyry mineralization that is reflected by multi-stage heterolithic breccia bodies, dikes and mineralized andesite wall rock. The gold-copper system is associated with a regional scale fault inflection that localizes the breccia bodies.

Intrusive rocks including dacite and andesite hypabyssal intrusive rocks, and sedimentary-tuff sequences are cut by hydrothermally altered fault zones and tabular magnetic breccias. The breccias contain country rock and intrusive porphyritic rock fragments that show sodic-calcic actinolite and albite alteration, potassic alteration, and chlorite-epidote alteration. Disseminated sulfides and magnetite occur in the breccias.

Stream sediment sample results available from work completed by Ingeominas and Outcrop Gold show two conspicuous copper-gold anomalous stream sediment anomalies. The anomalies are located adjacent to the Mistratos Fault, and principle fault of the Middle Cauca Belt. Channel samples following up the stream sediment anomalies defined to targets- La Honda and Cibeles. Cibeles has dimensions of over 100m width by1km length. Alteration consists of silica, alunite, pyrophyllite and clays, that probably reflects epithermal and porphyry related mineralization.

1,100,000
1,150,000
1,200,000
AGA DRILLING AREA
3Q-4Q 2015
8.3 m.a.
Intrusive
Anza
IS - Au Porphyries
MEDELLIN
8.39 m.a.
Porphyry
IS - Au (Cu) Porphyry
La Mina
Au (Cu) Porphyry
7.2 m.a.
Tamesis Stock
7.8 m.a.
Tamesis Stock
Au/Cu Porphyries
Au Porphyries - IS
Caramanta:
Au Porphyries - IS
Marmato
IS
Quinchia:
Au Porphyries - IS
Km
0
10
20
40

Outcrop believes the alteration and mineralization features of the Cibeles target on the Oribella Project represent the upper portion of a well-preserved and largely uneroded porphyry system.

Oribella was expanded to north where the project now adjoins Orosur Mining’s Anza project – which contains the APTA vein deposit and the Charrascala porphyry-epithermal anomalies.

Oribella was expanded to the northwest where it is now within 3km of AngloGold Ashanti’s Nuevo Guintar project - where low grade epithermal mineralization is reported in two drill- holes

Oribella now totals 24,243 hectares.

Figure 2 circular cauldron subsidence common to Quebradona and Oribella area south of ANZA.

Trenching by the Company within the soils anomaly show results of 12 m grading 1.12 g/t Au, 10 m grading 0.4 g/t Au and 0.26% Cu, 14 m grading 0.37 g/t Au and 0.19% Cu and 28 m grading 0.31 g/t Au and 0.18% Cu. In most cases the entire length of the trench is mineralized; the extent of mineralization within the trenches is undefined.

Figure 4: 12m at 1.12 g Au/t within gold in soils anomaly.

Three hundred channel samples above 0.005 g Au/t average 0.167 g Au/t and have a median of 0.20 g Au/t. Copper values show a high of 3.3% copper over 2m.

Soils-Au
Au (ppm)
-0.001 - 0.01
0.01 - 0.02
0.02 - 0.05
0.05 - 0.10
0.10 - 0.91
Bx (andesite clasts)
Bx (chert clasts)
Porphyry andesite
Chert
Siltstone
Tuff
Andesite tuff
Basalt
793,200
793,400
793,600
793,800
794,000
794,200
794,400
794,600
1,171,600
1,171,400
1,171,200
1,171,000
1,170,800
1,170,600
1,170,400
1,170,200
1,170,000
1,169,800
Oribella - Soil Sampling Results (@ 28/03/2017)
0 50 100 200 300 400
m

Figure 5: Gold in soils anomaly.

In the soil anomaly in Cibeles copper and gold values are somewhat offset from each other but taken together define an anomaly 800m wide by 500m long and open to north and south - centered on an andesite porphyry stock and related breccia bodies at a major fault inflection.

Oribella gold mineralization is interpreted as predominantly epithermal replacement of tuff and sedimentary rocks, the epithermal inference is supported by zoning of antimony and mercury with respect to gold. The copper values and magnetic intrusive breccias suggest earlier porphyry-style gold-copper mineralization, primarily as wall-rock to intrusive and breccia- body mineralization.

Locally, extensive vegetation kills correlate with strong hematite alteration in road cuts near and extending from the soil anomalies. The vegetation anomalies have not been significantly explored but probably reflect extensions of known mineralized areas and extend for more than 1 sq km.

793,200
793,400
793,600
793,800
794,000
794,200
794,400
794,600
1,171,600
1,171,400
1,171,200
1,171,000
1,170,800
1,170,600
1,170,400
1,170,200
1,170,000
1,169,800
Soils-Cu
Cu (ppm)
22.3 - 100
100 - 150
150 - 200
200 - 300
300 - 2200
Bx (andesite clasts)
Bx (chert clasts)
Porphyry andesite
Chert
Siltstone
Tuff
Andesite tuff
Basalt
292
377
272
606
789
262
697
548
1020
479
327
463
430
402
1630
649
2200
1600
811
Oribella - Soil Sampling Results (@ 28/03/2017)
m
0
50
100
200
300
400

Figure 6: Copper in soil anomaly.

About planned exploration

Outcrop intends to expand the soils grid to define the open gold-copper-silver anomaly, and to conduct more detailed mapping and channel sampling of road cuts and do mechanical trenching. The extent of mineralization and alteration on the project is not yet defined, but a significant epithermal and gold- copper system is indicated. The gold and copper in soils anomalies and confirming mineralized trenches provide a preliminary scout drill target.

Oribella will provide diligent and consistent CSR efforts to be able to convert the Oribella applications into titles before receiving drilling permits.

About Project

The Oribella Project is in the mid-Cauca belt in southwest Antioquia department between the municipalities of Betulia and Concordia. The Oribella Gold Project comprises 24,200 hectares of mining concession applications. The Project is accessible from Medellín by paved roads to Concordia.

The Oribella Project is situated central to the Middle Cauca Belt surrounded by numerous gold-copper porphyries, including Titiribi (4.3 M oz Au eq), La Mina (1.6M oz Au eq) and Quebradona (5.6 M oz Au) and epithermal systems including Buritica (3.7 M oz Au), Anza (plus 0.5M oz Au) and Nuevo Guintar, and Zancudo.

QA/QC for sampling

Outcrop Gold’s control procedures for sampling including the insertion of commercial certified standards and blanks. Samples were sent to the ALS laboratories sample preparation laboratory in Bogota, Colombia, where they were dried, crushed, split and pulverized and subsequently delivered to the ALS Laboratory in North Vancouver for analysis. The samples were analyzed for gold using standard fire assay on a 50-gram sample with a gravimetric finish, and for multiple elements by ICP-MS using either an aqua regia (ME-MS41) digestion.

About Outcrop Gold

Outcrop is a gold prospect generator active in Colombia acquiring gold exploration projects with world- class discovery potential. Outcrop performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Outcrop has Newmont Goldcorp as a funding partner on its Lyra project in Antioquia directly south of Buritica.

Qualified person

The technical information in this news release has been approved by Joseph P Hebert, a qualified person as defined in NI43-101 and President and CEO of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph P Hebert, Chief Executive Officer

Tel: +1-775-340-0450

Email: joseph.hebert75@gmail.com

www.outcropgoldcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as such term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Certain information contained herein constitutes “forward-looking information” under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Transaction and the completion thereof and the Company’s ownership interest in the Property upon completion of the Transaction. Generally, forward- looking information can be identified by the use of forward-looking terminology such as “potential”, “we believe”, or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that maycause the actual results, level of activity, performance or achievements of Outcrop to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including: the receipt of all necessary regulatory approvals for completion of the transaction, the results of exploration work, the availability of financing to fund exploration, local regulations and approvals and other factors. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Outcrop will not update any forward- looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

Qualified Person Statement

Data in this press release have been reviewed by Outcrop’s President and CEO, Mr. Joseph Hebert, C.P.G. B.Sc. Geology and a Qualified Person as defined by NI 43-101. The company’s Qualified Person has not completed sufficient work to verify the Ingeominas stream sediment sample results. The Ingeominas stream sediments are historical in nature, the sample collection, sample security and analytical procedures are uncertain.

The company’s Qualified Person has been unable to verify the information pertaining to the Nuevo Chquiro property. The information presented from Nuevo Chaquiro is not necessarily indicative of the mineralization on the Oribella property